Exhibit 99.4

Important Information

The tender offer described in this material has not yet commenced.  This material is for informational purposes only, and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Chelsea Therapeutics International, Ltd.’s common stock.  At the time any such tender offer is commenced, H. Lundbeck A/S will cause a new indirect wholly-owned subsidiary, Charlie Acquisition Corp., to file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, with the United States Securities and Exchange Commission (the “SEC”). Chelsea Therapeutics’ stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Chelsea Therapeutics’ stockholders should consider prior to making any decisions with respect to such tender offer.  Once filed, stockholders of Chelsea Therapeutics will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, or by directing a request to H. Lundbeck A/S; Ottiliavej 9; 2500 Valby, Denmark.

Safe Harbor/Forward-Looking Statements

This material contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses, the possibility that the transaction may not be consummated or that the expected benefits of the transaction may not materialize as expected, Lundbeck’s ability to timely complete the transaction, if at all, or to, prior to the completion of the transaction, if at all, satisfy all closing conditions, and the possibility that the merger agreement may be terminated.

Lundbeck undertakes no duty to update forward-looking statements. Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

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H. Lundbeck A/S

Transcript :: H. Lundbeck teleconference :

Ulf Wiinberg

Okay. So good morning everyone on this Lundbeck conference call. We have called this to announce our intentions to acquire Chelsea Therapeutics and with me today is Anders Gersel Pedersen and Anders Götzsche and Palle Olesen. We are – I apologize for the late announcement of the call and we are also a little bit disorganised because I am currently in Boston with Palle, and the rest of the team are in Copenhagen.

We have issued a slide deck and I want to start with the first slide which is the legal comment that the fact that we have announced our intention to acquire Chelsea does not mean it will happen, so you need to be familiar with the tender materials - that is coming through. Next thing I want to say if I go to our opening slide is that we are very excited about this acquisition with the Northera we are strengthening our neurological portfolio in the US and we will also strengthen our US business and this acquisition will improve our growth prospects for the years to come in a material way.

I will then go to the slide 3, which is a company disclaimer which I will not read to all of you and continue to slide 4. So Northera is an orphan neuro opportunity with very strong commercial and strategic fit for our US neurology franchise. Northera was approved by the FDA in February 2014 and represents a low risk opportunity since all we have to do is launch it within our neurological portfolio. We also feel that Northera builds on the strengths we have achieved with Sabril, Fenicil? and the latest Onfi  and it will so improve our capabilities ahead of potential positive news for 58 or 54 of our Alzheimer's  strikes and/or dismount the place ??? 2.42.7. And what we have seen with Northera  is based on the use in Japan is that long-term use is frequent with Northera.

So slide 5 just illustrates what I have said, that when we acquire, when we started Lundbeck US with the promovation portfolio we have launched ??? 3.12.5 and Onfi, now we will launch Northera and potentially we will have both these ?? in place 3.19.5 and 58 or 54 within the next 2-3 years in the US.

And just some background about Chelsea on page 6. It is a US biotech company based in Charlotte, North Carolina, it was founded in 2002. Chelsea acquired the global rights to droixdopa in 2006 from Dainippon who kept the rights for Japan, Korea, China and Taiwan. In 2013, the company lost 16.4 million to compare with the net loss of 31.7 million in 2012. And cash and cash equivalents totalled roughly 45.3 million as of December 31 in 2013. Chelsea is a small company with only 18 employees. Now I would like to hand over to Anders Gersel Pedersen, so he can talk a little bit more about the orthostatic hypotension and the drug Northera.

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04.38

Anders Gersel Pedersen

Thank you, Ulf.  Yes, neurogenic orthostatic hypotension or NOH. The first to ???  an excessive and sustained fall in blood pressure for individuals who stand up. And this is something that is a characteristic for a certain group of patients with Parkinson’s Disease despite being treated with Levodopa. Also, it is a dominant part of individuals with what is called NSA, a multiple system atrophy and finally it is the core feature of what we call pure or idiosyncratic autonomic failure. Basically, in all of these conditions there is a relatively frequent phenomenon that is not treated today with appropriate focus treatments. And it accounts for quite a number of hospitalisations in the US because it is a fairly dramatic event for those individuals.

If we go to slide no. 8, I will talk a bit about droxidopa or Northera. It was actually approved by the FDA in February of this year, 2014. It is a pro-drug of norepinephrine and it is as such ??? metabolised to form ???.  And what it does, it replenishes the levels of the natural neurotransmitters in the autonomic nervous system, which is causing the episodes. It is a unique mechanism of action and has limited side effects compared to what is seen with other drugs that are being used for latter better in today’s clinical environment. And it will be the only chronic overall therapy that is treating the fundamental problem in patients with NOH. So it is a drug that targets the symptomatic neurogenic orthostatic hypotension which is a significant medical need and it is both documented from both safety and physics perspective to a long term experience in the Japanese market. And with that I will hand over to Anders Götzsche.

07.00

Anders Götzsche

Thank you Anders, and at page 9 you can see what is actually the potential impact of an acquisition of Chelsea. It is important to say that we today have made an offer to the shareholders in Chelsea that Lundbeck wish to acquire the company but we need to have the majority shareholding in the company to actually take over the company. But if we assume that we are successful in having a closed deal by July 1st, then we have tried to illustrate what is actually the impact of first year having Chelsea as part of the Lundbeck Group.

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So what we will do is that we will pay up front or we have offered an up front payment of USD 530 million and then in the case that sales are exceeding the fundamentals or the base case, then we will have to pay out some continued value rights which could come up to a little above USD 43 million each. We will pay the acquisition or fund the acquisition by existing cash reserves and you should expect that the deal will be dilutive in 2014, both from a cash perspective and reporting perspective but from 2015 it will be cash accretive and it will be reporting accretive in 2016. The table shows that in the launch year, which will be, we will assume, if the deals go through, we will expect to have a launch in Q3. If the deal closes there is a risk it will be Q4, but if it is Q3 then we will have very limited sales but the costs for launching this product will be approximately DKK 500 million, half of that will be amortisation, half of that will be out of pocket expenses. That also means that if the transaction closes, then there will be a potential new 2014 forecast and guidance and therefore we will lower the EBIT as well as the core EBIT. So that is the financial impact and with that I will hand back to Ulf Wiinberg for the concluding remarks.

09.41

Ulf Wiinberg

So we are very excited about this opportunity, we think that Northera has the potential to be the largest of the products we have in our portfolio. Detailed guidance will follow after the transaction closes but we are very confident that this will strengthen our position as an innovative neurology company. And we see significant synergies with respect to the prescribed ??? group with ??? 10.22.9. And we also view this as a relatively low risk proposition. And with that I would like to open up for a short Q and A.  Operator.

0.10.42

Operator

Ladies and Gentlemen, if you have a question for the speakers, please press 01 on your telephone keypad. Our first question comes from Mr. Peter Hugreffe from SEB. Please go ahead, sir.

0.10.54

Q: Mr. Peter Hugreffe, SEB

Yeah, hi, Peter Hugreffe). Maybe some stupid questions as I can’t find the presentation but first of all maybe could you give us just an indication in terms of pricing and also how did you reach the valuation you have reached? And then maybe, I didn’t really know whether you said Ulf that you didn’t want to give pixels (?) estimates but you still said it is going to be the biggest one in your portfolio. Is that within the portfolio of speciality drugs, i.e. that I can reckon that the pixels (?) will be beyond 1.5? And then just finally is this only having ??? of ??? or should we expect, is there a longer term period? Thank you.

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0.11.40

A: Peter, the orphan neuro is seven years and what I said referring to ?? portfolio in the US so we have previously guided ??? to 1.5 billion and we are certain this has the potential to be bigger. We will come with detailed guidance when the transaction closes and also about information about pricing on the drug. So that’s where we are today.

Okay, thank you very much.

12.20

Operator

Our next question comes from Mr. ???  from Credit Suisse. Please go ahead, sir.

12.28

Q: Mr. ??? from Credit Suisse.

Yeah, hi, good afternoon. Just a couple of questions. So the first would be like why did you ahead with this now with all the rest going on I mean in your pipe and the launches in the US and internationally. And the other question. I understand this drug is already approved in Japan so I was wondering how long it has been approved and if you can give us some details on the use and duration of chronic use for this drug. And also a few more details, if possible, on the basis for triggering the CVRs, please. Thank you.

13.08

A: First the rationale for this transaction is that when we started Lundbeck in 2009, we started in the neurological franchise and we have built a neurology business unit where we have the first launch of ???, the second of Sabril and the third launch of Onfi. And we feel this has been a high performing unit that has succeeded with what they are doing and whilst you are right that we have a lot of stuff going on within our psychiatry portfolio, we feel that in neurology we have the capacity to do this. And many of you know that I have said at various master presentation and conference calls when asked about this development in M&A activities that if we see an opportunity to strengthen your neurologyportfolio in the US we will go for that but otherwise you should not expect a lot of activities from us. And we see this product as fitting perfectly in the sense that we can just get ready and launch it. It is not a development programme to our big all-extensive clinical portfolio now and it is in neurology so that is why we were very excited about this and why we want to do this.

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And then of course the orphans' phase ??? 15.04 in the US is a special opportunity which we are very happy to participate in.

With respect to the clinical experience, the drug was launched in Japan already in 1989 and the clinical programme that has been done by Chelsea as obviously has worked on this for many years to get this on the market in the US. And now when they have succeeded getting the FDA approval we shall – this is a good time for us to come in and take over the product. So you have some more questions – I missed that. Can you please repeat?

Question

Yes, I mean if you can give us an indication of the duration of the chronic use for this drug in the Japanese population where it is already approved and isn't here. If we follow up is there any other meaningful ??? 16.05 project we should be focusing on or which attracted your attention during this year?

Answer

I think the deal is about this product and what we have seen is that some patients respond to use the drug long-term and I don't know, Anders Gersel, can you give some more colour to that?

Anders Gersel Pedersen

I think that what we have seen in Japanese patients is that they use the drug for many months and even some for years because it has helped them quite well with this very serious condition. And so that is sort of the clinical experience from Japan and Japanese patients.

Question

OK, thank you, thank you very much.

Next question please

Question

The next question comes from Mr. James Gordon from J.P. Morgan, please go ahead sir

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James Gordon

Hello thanks for taking my questions. One question is just to clarify intended increment spend ??? 17.09.3 required for the company. It sounds that there is not much else in the pipeline so we shouldn't expect a lot increment R&D. Is it going to be much in a way that the increment was so ??? 17.17.4 in marketing sothat it can entirely be done by the existing sales force? That was one question.

Answer

It is not 100 % synergistic – we need a few people but there is great commercial synergy in this and also there is very limited space for spending following

17.42.9

James Gordon

One other question I had was I know that you don't have rights in like Asian countries then we talked of the US. Are there any other geography where you would potentially be able to launch now?

17.54.4

Answer

We don't have any plans of that yet, I mean we have this as a solely US focus. That is not to exclude that we might not have plans but right now the only plans are for the US and to launch assuming, hoping the transaction goes through to launch as quickly as possible after that and then we might explore other ideas but right now it is all about the US.

18.21

James Gordon

And then there is a final question which is when I looked at Bloomberg consensus it looks like consensus is for about 260 million versus sales in 2018. Does that seem a plausible number for us to look at?

Answer

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I will give sales guidance later so I will neither confirm nor deny but since we guided some??? to be roughly DKK 1.5 billion, which is around 300 million, and we think this has potential to be bigger. You have to ??? difficult to hear..

18.56

James Gordon

Thank you.

If I may add from the cost perspective, it is important to say that this drug is approved with a post marketing approval study, which will be conducted in 7 years and will have a total cost, ballpark figures, 80-100 million dollars.

James Gordon

Okay

The next question please

The next question comes from Mr Carsten Lønborg from Carnegie, please go ahead sir

19.29

Thank you, Carsten Lønborg Madsen here. I was just wondering looking at the indications that are listed in various databases for this new drug. There are several listed but is it only NOH that is still alive or will there be additional work trying to expand the label? And then also if you, I know there has been sort of a long regulatory process here. What has been the key questions from regulators? Thank you.

20.05.0

Anders Götzsche, would you like to comment on that?

20.08.4

Anders Götzsche

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Yes, first and foremost we have at this date we have no intentions of expanding the label beyond what is currently being approved within the US. And in terms of the questions from the FDA it had to do with the description of the patient group getting an accurate segment of patients defined in prospective studies that have been run in a number of sequences here. And then to have – there has been a public hearing about it, an advisory committee on clinical relevance of effect as seen in the clinical studies. And that has been the main basis of the discussion here and that is what we are pleased to see that there have been results with clarity relative to the indication and commercial opportunities as we see it. That is one part and secondly we are also as part of the post marketing commitment trying to gain more information about some of the effects seen beyond the clinical trial setting which is obviously somewhat restrictive in the observations you can have there.

21.25

Carsten Lønborg Madsen

All right and from a competitive point of view it is of course an orphan indication but I think Palle mentioned that there is a competing compound from Shire ??? 21.36.5 with maybe a less interesting profile than the drug you have secured. Is that the only one we should focus on?

21.47

Answer

I mean I will not have a particular comment on competing compounds here. Basically, this is as far as we know it is an elite situation with a parole ??? 21.57 treatment and that actually goes directly to the cause of the matter the NOH. And that is why we see it has a very strong position here.

22.10.2

Carsten Lønborg Madsen

Alright, thank you.

Okay, we will only take two more questions because of the timing but we will after that Palle in the IR will be available. Next question?

The next question comes from Mr. Peter Welford from Jefferies, please go ahead sir.

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22.31.4

Peter Welford

Oh hello thanks. Just coming back to a previous question. Can you just outline what the commercial targets are to trigger the three CVRs? Presumably the sales levels that trigger those CVRs. And then, secondly, can we just go back to the launch cost, a minute. Are we to understand then that the 500 million costs of which half is actual cash costs, the 250 million launch cost, are we to understand that that 250 is somewhat worn off given the fact that the limited incremental spend or should we assume that the 250 is needed to support this product? Thank you.

An answer, this is Anders Götzsche, I can answer that question around the cost. You should expect that this year we have said half of the 500, ballpark figure, is amortisation. So going forward half of the cost is basically product right amortisation and the CVRs – we will be willing to comment on the threshold for the CVRs when the public offer has been submitted to the shareholders. Because then it will be public knowledge, but what we can say is it is depending on sales milestones, if the product reaches three digit millions in dollars milestones for three separate years and it is of course the threshold will increase year by year but we will be willing to give specific and exact numbers when the offer has been sent to the shareholders.

Peter Welford

Thank you.

Okay, last question please.

24.16

A last question of the day comes from Mr Sebastian Block ??? from SEK Capital ? Please go ahead sir.

Sebastian

Thank you guys and congratulations on the transaction. As a shareholder Chelsea Therapeutics I was interested in the CVR whether it is something that is going to be transferable later on or something that you hold on to it for a while and it is transferable if the milestones are met. Thank you

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24.42

Answer

I can answer that Anders Götzsche – to my knowledge of course based on what we know now it is not you cannot sell the CVRs, they are personalised for the shareholder.

Sebastian

Thank you.

Okay so thank you all for joining us. We look forward to sharing more information as we make the tender public and also as we hopefully secure the deal and get the acceptance from the shareholders of Chelsea which we expect during the summer. So thank you very much again and goodbye.